UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15757

IMAGEWARE SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

11440 W. Bernardo Court

San Diego, California 92127

(858) 673-8600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒ Rule 12g-4(a)(1)

☐ Rule 12g-4(a)(2)

☒ Rule 12h-3(b)(1)(i)

☐ Rule 12h-3(b)(1)(ii)

☐ Rule 15d-6

☐ Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: 276

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to Form 15/A (this “Amendment”) is being filed solely to add check boxes on page 1 of this Form 15 that were inadvertently omitted in the initial Form 15 filed by the registrant on August 12, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, Imageware Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 5, 2022	By:	/s/ Kristin Taylor
Chief Executive Officer